SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JULY 26, 2005

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(+55 61) 415-1140
ri@brasiltelecom.com.br
www.brasiltelecom.com.br/ir/

Media Relations
(+55 61) 415-1378
cesarb@brasiltelecom.com.br

Free Translation

     BRASIL TELECOM PARTICIPAÇÕES S.A.
Corporate Tax Payer Registration 02.570.688/0001 -70
Board of Trade 53 3 0000581 - 8
Publicly Held Company

NOTICE TO SHAREHOLDERS
AND NOTICE OF CANCELLATION OF EXTRAORDINARY GENERAL
MEETING CALL

The shareholders of Brasil Telecom Participações S.A. (“Company”) are hereby informed that the Extraordinary General Meeting, which would be held on July 27, 2005, at 9 a.m., was cancelled.

The decision to cancel the Extraordinary General Meeting scheduled for July 27, 2005 is based on the following facts and understandings:

(i) Telecom Italia International N.V.’s notice received by the Company on July 26, 2005, through which such company, shareholder of Solpart Participações S.A. (“Solpart”), who is controlling shareholder of the Company:

(a) Informs that the vote instruction resulting from the prior shareholders’ meeting of Invitel S.A. (“Invitel”), held on July 22, 2005, based on Invitel’s Shareholders Agreement, amended and consolidated on May 4, 1999, ratified by resolution of a prior shareholders’ meeting of Invitel, held on July 25, 2005, at 3 p.m., would not respect the rights guaranteed by the shareholders’ agreement of Solpart, amended and consolidated on August 27, 2002;

(b) Alerts that (i) the Chairman of the Board of Directors of the Company, as the President of the General Meeting (Article 16 of the Company’s bylaws), can not accept any vote issued in disregard of the dispositions provided for in the shareholders’ agreement, as established on Law 6,404/76, Article 118, paragraph 8th, and (ii) such vote will be considered null and without any effect;

(c) Mentions that Caixa de Previdência dos Funcionários do Banco do Brasil - Previ and its sponsor, Banco do Brasil S.A. itself, hold, directly or indirectly, a controlling stake at Brasil Telecom S.A. (“BrT”) and Telemar Norte Leste S.A., according to charges pressed before Anatel by Solpart, situation that would have been aggravated by the celebration of the Shareholders’ Agreement, on March 9, 2005, among Citigroup Venture Capital International Brasil L.P., Investidores Institucionais Fundo de Investimento em Ações, Previ and other pension funds, which significantly increases the level of interference of its signatories, including Previ, on BrT’s management;

(d) Alerts that the fact mentioned on letter (c) above violates Law 9,427/97 (General Telecommunications Law) and other applicable legal dispositions, which could lead BrT to incur in severe penalties, including the termination of its concession;

(ii) Invitel’s Shareholders Agreement and Solpart’s Shareholders Agreement are filed at the Company’s headquarters, and, therefore, shall be observed by the Company’s management, pursuant to Article 118 of Law 6,404/76;

(iii) The existence of conflicting vote instructions addressed to Solpart creates an enormous uncertainty regarding the conduct Solpart and the General Meeting Chairman shall adopt;

(iv) The administrator’s fiduciary duties, in light of the current situation, requires him to act cautiously, being mandatory, when necessary, the preservation of the legal security related to any material facts that affect the Company;

(v) The maintenance of the General Meeting, in spite of those divergences, would create an extremely unstable situation to the Company and the resolutions would undoubtedly be questioned by any party that feels adversely affected; and

(vi) Such instability would affect the Company, its shareholders and the capital markets as a whole. Moreover, it is important to stress out that 81% of the Company’s total capital is pulverized within the market, which means that the minority shareholders are, possibly, the ones to suffer the greater losses related to the Company’s control dispute.

The Company will publish, on July 27, 2005, Material Fact regarding this notice cancellation and the reasons that motivated such notice.

Brasília – DF, July 26, 2005

Luis Octavio Carvalho da Motta Veiga
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 26, 2005

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Pedrão Rio Branco
Name: Paulo Pedrão Rio Branco Title: Financial Executive Officer